Interim Consolidated Financial Statements
September 30, 2009
(Unaudited and Expressed in Canadian Dollars)

Notice of No Auditor Review

The accompanying unaudited interim consolidated financial statements of Quaterra Resources Inc. (the “Company”) have been prepared by, and are the responsibility of, the Company’s management. The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Unaudited and Expressed in Canadian Dollars)

		September 30, 2009	December 31, 2008
Assets
Current assets:
Cash and cash equivalents		$4,756,444	$524,590
Restricted cash	Note 4	-	56,028
Other receivables		37,247	152,375
Prepaid and deposits		45,225	165,389
Amount due from Joint Venture Partner		16,591	88,110
		4,855,507	986,492
Equipment	Note 5	154,421	208,022
Mineral properties	Note 6	35,143,457	32,885,071
Reclamation bonds		275,793	317,704
Deferred financing fees		37,693	-
		$40,466,871	$34,397,289

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities		$518,692	$1,106,783
Due to related parties	Note 9	738,755	49,178
Current portion of promissory note	Note 6(h)(vi)	-	334,950
		1,257,447	1,490,911
Liability component of convertible notes	Note 7	4,069,229	2,953,370
		5,326,676	4,444,281

Shareholders' Equity
Share capital	Note 8	55,328,428	48,318,994
Equity component of convertible notes	Note 7	371,812	259,164
Contributed surplus		11,146,598	10,002,333
Deficit		(31,706,643)	(28,627,483)
		35,140,195	29,953,008
		$40,466,871	$34,397,289
Nature of operations and going concern (Note 1)
Commitments (Note 10)
Subsequent events (Note 15)

Approved on behalf of the Board of Directors:

“Thomas Patton” (signed)	“Robert Gayton” (signed)
Thomas Patton	Robert Gayton

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Operations
(Unaudited and Expressed in Canadian Dollars)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

General Administrative Expenses
Administration	22,965	23,865	67,755	60,165
Amortization	17,868	20,476	53,601	57,547
Consulting	107,942	217,541	291,643	539,197
Directors and officers fees	37,633	54,999	118,373	99,999
Investor relations and communications	31,324	70,986	118,588	356,929
Office and general	159,008	152,587	482,931	470,233
Professional fees	81,302	118,464	297,526	537,885
Regulatory fees and taxes	54,848	28,452	116,374	131,605
Salaries and benefits	86,902	88,722	290,181	326,046
Stock based compensation (Note 8(c))	192,378	305,942	982,641	2,428,555
Transfer agent	13,673	9,295	28,813	22,475
Travel and promotion	14,036	60,625	33,789	123,458
Operating Expenses	(819,879)	(1,151,954)	(2,882,215)	(5,154,094)

Other
General exploration costs	(165,668)	(267,439)	(327,791)	(455,274)
Foreign exchange gain/(loss)	505,089	432,199	688,304	432,518
Interest income	522	17,572	875	53,169
Interest and financing charges	(150,128)	(1,569)	(485,188)	(7,374)
Joint venture administration fee	3,604	33,570	10,970	58,971
Fair value of warrant re–pricing (Note 8(b))	–	–	(84,115)	–
	193,419	214,333	(196,945)	82,010

Loss and comprehensive loss for the period	(626,460)	(937,621)	(3,079,160)	(5,072,084)

Loss per share – basic and diluted	$(0.01)	$(0.01)	$(0.04)	$(0.06)

Weighted average number of shares outstanding	88,165,444	87,402,435	87,778,707	85,922,462

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Unaudited and Expressed in Canadian Dollars)

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Operating Activities
Net loss for the period	$(626,460)	$(937,621)	$(3,079,160)	$(5,072,084)
Items not involving cash:
Amortization	17,868	20,476	53,601	57,547
Commitment to issue shares for services	37,500	(22,500)	37,500	15,000
Stock based compensation	192,378	305,942	982,641	2,428,555
Shares issued for services	–	45,000	45,000	67,500
Fair value of warrant re–pricing	–	–	84,115	–
Interest expense on convertible notes	141,385	–	452,731	–
Deferred financing fees	7,539	–	22,616	–
Unrealized foreign exchange loss (gain)	(266,647)	1,869	(473,555)	22,603
	(496,437)	(586,834)	(1,874,511)	(2,480,879)
Changes in non–cash working capital
Accounts receivable	11,229	(38,612)	115,128	(163,481)
Prepaid and deposits	13,025	25,613	120,164	(186,626)
Accounts payable and accrued liabilities	(243,691)	(101,156)	70,166	(35,797)
Due to related parties	(39,222)	(21,804)	689,577	(47,797)
Cash provided by (used in) operating activities	(755,096)	(722,793)	(879,476)	(2,914,580)

Financing Activities
Shares issued for cash	6,666,847	54,581	6,700,067	10,970,546
Net proceeds from convertible notes	–	(270,050)	1,410,260	(270,050)
Cash provided by financing activities	6,666,847	(215,469)	8,110,327	10,700,496

Investing Activities
Expenditures on mineral properties	(1,150,372)	(3,887,813)	(3,168,455)	(10,538,816)
Due from Joint Venture partner	919	(9,904)	71,519	198,568
Purchase of equipment	–	–	–	(105,592)
Purchase of reclamation bonds	(50,908)	(100,587)	41,911	(120,302)
Restricted cash	–	–	56,028	–
Cash used in investing activities	(1,200,361)	(3,998,304)	(2,998,997)	(10,566,142)
(Decrease) increase in cash during the period	4,711,390	(4,936,566)	4,231,854	(2,780,226)
Cash and cash equivalents, beginning of period	45,054	5,546,240	524,590	3,389,900
Cash and cash equivalents, end of period	4,756,444	609,674	$4,756,444	$609,674
Supplemental Cash Flow Information – Note 12

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

	Common Shares		Convertible	Contributed
	Shares	Amount	Notes	Surplus	Deficit	Total
Balance at December 31, 2007	83,167,005	$36,875,448	$–	$7,409,795	$(21,793,302)	$22,491,941
Common shares issued during the period:
Shares issued for cash, net of issue cost	3,482,500	10,414,556				10,414,556
Exercise of options	749,000	557,690				557,690
Shares issued for services	64,978	90,000				90,000
Commitment to issue shares for services				15,000		15,000
Equity portion of convertible note			259,164			259,164
Fair value of options exercised		381,300		(381,300)		–
Stock–based compensation				2,958,838		2,958,838
Net loss for the year					(6,834,181)	(6,834,181)
Balance at December 31, 2008	87,463,483	48,318,994	259,164	10,002,333	(28,627,483)	29,953,008
Common shares issued during the period:
Shares issued for cash, net of issue cost	9,624,206	5,621,407				5,621,407
Exercise of options	60,200	33,220				33,220
Exercise of warrants	1,600,000	1,045,440				1,045,440
Shares issued for services	103,462	45,000				45,000
Share issued for finders fees	42,000	19,956		18,187		38,143
Shares issued for convertible notes	137,947	95,165	(7,338)			87,827
Shares issued for property	100,000	50,000				50,000
Commitment to issue shares – Note 8 (a) & 10(c)				158,568		158,568
Equity portion of convertible note			119,986			119,986
Fair value of options & warrants exercised		99,246		(99,246)		–
Stock–based compensation				982,641		982,641
Fair value of warrant re–pricing				84,115		84,115
Net loss for the period					(3,079,160)	(3,079,160)
Balance at September 30, 2009	99,131,298	$55,328,428	$371,812	$11,146,598	$(31,706,643)	$35,140,195

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Quaterra Resources Inc. (the “Company”), an exploration stage company, was incorporated under the laws of British Columbia on May 11, 1993. The Company and its subsidiaries are engaged in the acquisition and exploration of mineral properties in the United States and Mexico.

The Company’s financial statements have been prepared on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at September 30, 2009, the Company had an accumulated deficit $31,706,643 (December 31, 2008 - $28, 627, 483) with a working capital of $3,598,060.

The business of mining exploration involves a high degree of risk and there is no assurance that current exploration projects will result in future profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead, pay its debts and liabilities, and maintain its mineral interests. The recoverability of amounts shown for mineral properties is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing, and / or proceeds from disposition of mineral properties. The carrying value of the Company’s mineral properties does not reflect current or future values.

2.	SIGNIFICANT ACCOUNTING POLICIES CHANGES

These unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are consistent with the policies outlined in the Company’s audited consolidated financial statements for the year ended December 31, 2008 except the Company has adopted the following CICA standard effective January 1, 2009. These unaudited interim consolidated financial statements do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008.

Goodwill and Intangible Assets

The CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, which establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition, and for intangible assets, subject to certain exceptions. Section 1000, “Financial Statements Concepts” was also amended to provide consistency with this new standard. On January 1, 2009, the Company adopted this change prospectively, with no impact on its consolidated financial statements.

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued) Recent Accounting Pronouncements

a)    International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective for fiscal years beginning on or after January 1, 2011. The official changeover date will apply for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are some significant differences on recognition, measurement and disclosures. While the Company has begun assessing the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

b)    Business Combinations, Consolidations, Non-Controlling Interests

In January 2009, the AcSB issued new Handbook sections: 1582, “Business Combinations”, 1601, “Consolidations”, and 1602, “Non-Controlling Interests”. These new standards will apply to fiscal years beginning on or after January 1, 2011. The Company has not yet determined the impact of the adoption of these standards on its consolidated financial statements.

3.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company has classified cash and cash equivalents as held-for-trading; other receivables and amount due from Joint Venture Partner as loans and receivables; accounts payable and accrued liabilities and due to related parties as other financial liabilities; promissory note and convertible notes as held-to-maturity.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

a)	Fair Value

As at September 30, 2009, the recorded amounts for cash and cash equivalents, other receivables, accounts payable and accrued liabilities, and due to related party approximate their fair value due to their short-term nature.

The fair value of the convertible notes was estimated using the discounted cash flow analysis based on the Company’s incremental borrowing rates at that time for similar types of arrangements.

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

3.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

b)	Currency Risk

The Company operates internationally and is exposed to foreign exchange risk from fluctuations in exchange rates between the Canadian dollar and various currencies, primarily US dollars and Mexican pesos. The Company has not hedged its exposure to foreign currency fluctuations. As at September 30, 2009, the Company is exposed to currency risk as follows:

	US$	Pesos
Cash	1,425,718	43,352
Other receivable – IVA		113,102
Joint Venture due	15,494
Reclamation Bond	257,582
Accounts payable and accrued liabilities	(395,793)
Due to related parties	(400,000)
Convertible notes	(3,800,528)
Net foreign exposure	(2,897,527)	156,454

Based on the above net foreign currency exposures as at September 30, 2009, and assuming all other variables remain constant, a 10% weakening or strengthening of the Canadian dollar against a) the US dollar would result in an increase/decrease of $332,172 in the Company’s loss; and b) the Mexican peso would have no material impact in the Company’s loss for the period.

c)	Interest Rate Risk

The Company’s cash held in bank accounts earns interest at variable interest rates. Due to the short-term nature of this financial instrument, fluctuations in market rates do not have a significant impact on estimated fair value as of September 30, 2009. The convertible notes are not subject to interest rate risk as the interest is at a fixed rate, but are subject to interest rate price risk as the market rate of interest changes.

d)	Credit Risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to credit risk consist of due from its Joint Venture Partner for shared exploration costs and cash and cash equivalents. The Company has mitigated the risks by holding the property as collateral for amount due from Joint Venture Partner and placing its cash and cash equivalents or short-term investments with Canadian chartered banks and U.S. commercial banks with a Dominion Bond Rating Service, Standard and Poor’s and/or Moody’s rating of single A or better.

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

3.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities and through the management of its capital structure. Accrued liabilities are due within the current operating period.

4.	RESTRICTED CASH

The Company had US$46,000 ($56,028) of cash on hand which was restricted as collateral for corporate credit cards with the Bank of Montreal. On June 12, 2009, the Company cancelled the corporate credit cards and received US$46,000 plus interest earned.

5.	EQUIPMENT

Equipment is carried at cost less accumulated amortization. Details of equipment are as follows:

		Accumulated
	Cost	Amortization	Net Book Value
Computer	$37,482	$24,406	$13,076
Equipment	42,327	25,839	16,488
Furniture	39,387	17,354	22,033
Software	52,452	46,279	6,173
Vehicles	195,140	98,489	96,651
September 30, 2009	$366,788	$212,367	$154,421

		Accumulated
	Cost	Amortization	Net Book Value
Computer	$37,482	$17,568	$19,914
Equipment	42,327	21,242	21,085
Furniture	39,387	11,166	28,221
Software	52,452	37,313	15,139
Vehicles	195,140	71,477	123,663
December 31, 2008	$366,788	$158,766	$208,022

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

6.	MINERAL PROPERTIES

The Company has interests in several mineral resources properties in Mexico and the United States. The total capitalized deferred exploration and acquisition costs of mineral properties for September 30, 2009 and December 31, 2008 were as follows. With the exception of Nieves which is owned 50%, all properties are owned 100% by the Company:

		Mexico			United States
	Nieves	Mirasol –	Crestones	MacArthur	Yerington	Alaska	Uranium	Other	Total
Mineral Properties		Americas		Copper			Properties	Properties
Acquisition
Balance, December 31, 2008	$1,355,726	$349,961	$84,334	$812,380	$1,338,894	$254,772	$3,534,618	$1,827,174	$9,557,859
Additions during the period	43,786	17,640	2,808	252,546	270,254	46,352	218,13	302,135	1,153,652
Balance, September 30, 2009	1,399,512	367,601	87,142	1,064,926	1,609,148	301,124	3,752,749	2,129,309	10,711,511

Exploration
Balance, December 31, 2008	1,734,890	1,679,42	1,392,870	7,452,228	689,125	2,357,173	6,982,347	1,039,153	23,327,212
Assays and surveys	690	21,230		52,002					73,922
Camp costs	5,530	11,216	87	70,534		1,787	25,200	2,766	117,120
Drilling services		6,773					33,852		40,625
Equipment rental				9,519			1,776		11,295
Exploration support	1,550	10,781	125	117,912	182	5,759	35,988	3,221	175,518
Field supplies	84	1,535	–	4,199			1,067		6,886
Geological services	27,168	14,625	–	204,298	22,482	40,808	120,424	29,647	459,452
Project management	21,368	24,281	392	34,305	13,779	2,500	38,662	4,064	139,351
Travel	2,128	1,088	29	1,396	141	1,658	10,662	334	17,436
Vehicle expenses	7,392	6,294	36	28,125	537		20,155	591	63,130
Additions during the period	65,910	97,823	669	522,290	37,121	52,512	287,786	40,623	1,104,734
Balance, September 30, 2009	1,800,800	1,777,249	1,393,539	7,974,518	726,246	2,409,685	7,270,133	1,079,776	24,431,946
Total acquisition and exploration
at September 30, 2009	$3,200,312	$2,144,850	$1,480,681	$9,039,444	$2,335,394	$2,710,809	$11,022,882	$3,209,085	$35,143,457

1) Other properties include Willow Creek, Cave Peak, Wassuk Copper, Copper Canyon, Gray Hills, Big Bar, Carbon County, SW Tintic, Peg Leg, Jaboncillos, Cerro Blanco, East Durango, Inde, La Reforma, Carolina, and Azafranes.

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

6.	MINERAL PROPERTIES (Continued)

		Mexico			United States
Mineral Properties	Nieves	Mirasol –	Crestones	MacArthur	Yerington	Alaska	Uranium	Other	Total
Acquisition		Americas					Properties
Balance, December 31, 2007	$1,302,933	$314,742	$78,097	$525,713	$979,078	$185,344	$2,956,192	$1,495,339	$7,837,438
Additions during the year	52,793	35,219	6,237	286,667	359,816	69,428	578,426	331,835	1,720,421
Balance, December 31, 2008	1,355,726	349,961	84,334	812,380	1,338,894	254,772	3,534,618	1,827,174	9,557,859

Exploration
Balance, December 31, 2007	1,102,956	367,322	1,368,426	2,407,015	277,000	1,833,592	3,519,528	841,429	11,717,268
Assays and surveys	89,906	226,481	–	700,550	127,130	183,892	45,677	38,930	1,412,566
Camp costs	19,963	45,951	3,504	226,979	5,924	11,807	99,797	8,274	422,199
Drilling services	351,521	676,870	–	2,081,016	–	36,549	2,086,088	–	5,232,044
Equipment rental	–	8,104	–	187,446	–	839	12,774	33	209,196
Exploration support	15,982	136,315	1,375	307,150	4,932	78,510	107,750	4,380	656,394
Field supplies	16,421	2,777	1,520	117,603	–	2,366	17,207	33,201	191,095
Geological services	33,869	24,516	3,321	1,146,140	258,363	191,304	860,505	75,728	2,593,746
Project management	91,204	147,262	9,089	93,749	1,362	3,913	90,845	26,707	464,131
Travel	2,878	20,547	55	37,875	2,766	12,679	41,054	2,888	120,742
Vehicle expneses	10,190	23,281	5,580	146,705	11,648	1,722	101,122	7,583	307,831
Additions during the year	631,934	1,312,104	24,444	5,045,213	412,125	523,581	3,462,819	197,724	11,609,944
Balance, December 31, 2008	1,734,890	1,679,426	1,392,870	7,452,228	689,125	2,357,173	6,982,347	1,039,153	23,327,212
Total acquisition and exploration
at December 31, 2008	3,090,616	2,029,387	1,477,204	8,264,608	2,028,019	2,611,945	10,516,965	2,866,327	32,885,071

1) Other properties include Willow Creek, Cave Peak, Wassuk Copper, Copper Canyon, Gray Hills, Big Bar, Carbon County, SW Tintic, Peg Leg, Jaboncillos, Cerro Blanco, East Durango, Inde, La Reforma, Carolina, and Azafranes.

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

6.	MINERAL PROPERTIES (Continued)

	(a)	Nieves Concessions, Mexico

The Company originally owned a 100% interest in the Nieves silver property located in northern Zacatecas, Mexico. In 2003 the Company entered into an agreement with the US-based Blackberry Ventures 1, LLC (“Blackberry”). Pursuant to the terms of the agreement, Blackberry advanced US$1,500,000 to the Company and earned 50% interest in the property. Accordingly, the Company owns the remaining 50% interest. All work plans are made in consultation with the Joint Venture Partner Blackberry, which will continue to contribute its share of ongoing exploration costs and 10% administration fees on its portion of exploration costs.

The Nieves concessions are subject to a maximum 3% net smelter return royalty (“NSR”) to the original concession holders, which the Company may purchase at any time for US$2,000,000. In addition, Kennecott Exploration Company, the optionor in the initial Underlying Agreement, retains NSR royalties of 2% on certain core claims and 1% on certain peripheral claims. Commencing January 26, 2004, an annual advance minimum royalty payment (“AMR”) of US$75,000 is due to the concession holders until the commencement of commercial production. On January 24, 2007, this NSR was purchased by Royal Gold Inc.

During the period ended September 30, 2009, the Company received US$159,609 from Blackberry in respect to its share of ongoing exploration costs that were incurred on the property. As of September 30, 2009, $16,591 (December 31, 2008 - $88,110) was due from Blackberry.

	(b)	Mirasol and Americas, Mexico

The Mirasol and Americas projects are located in the Municipality of Simon Bolivar, Durango, Mexico. The two projects consist of 13 exploration concessions that total 82,926 hectares.

	(c)	Crestones Property, Mexico

Crestones is composed of three concessions. The Company holds a 100% interest in a certain mineral concession located in northern Durango, Mexico. Title is pending on two concessions.

	(d)	MacArthur Claim, United States

Pursuant to an agreement entered into in October 2005 with North Exploration LLC, the Company acquired the right to earn an interest in certain unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington district of Lyon County, Nevada. The Company may elect to acquire the property by making the following:

(i) US$210,000 previously paid
(ii) US$125,000 on or before January 15, 2009 (paid)
(iii) US$2,070,000 on or before January 15, 2010

The property is subject to a 2% NSR, 1% of which can be purchased for US$1,000,000.

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

6.	MINERAL PROPERTIES (Continued)

	(e)	Yerington, United States

On May 1, 2007, the Company received approval from the appropriate US court for the acquisition of all Arimetco assets in the Yerington Mining District. The purchase price comprises US$500,000 cash and 250,000 common shares of the Company. The original 180-day review period which began on July 13, 2007 was extended up to February 12, 2010. Up to September 30, 2009, the Company had paid a US$225,000 non-refundable deposit and issued 250,000 common shares (allotted from treasury but not distributed), and may elect to acquire a 100% interest in the property by making a further payment of US$275,000.

The property is subject to a 2% NSR capped at US$7,500,000 on commencement of commercial production.

	(f)	Alaska Properties (Duke Island and Herbert Glacier), United States

The Company owns a 100% interest in the Duke Island property located in southeast Alaska. On September 29, 2009, the Company signed an option agreement with Copper Ridge Exploration Inc. (“Copper Ridge”) for this property. The agreement provides that Copper Ridge can earn up to a 51% interest by issuing one million pre-consolidation shares (issued) and spending $3.0 million on exploration by December 31, 2012. The amount of $750,000 of the $3.0 million is a firm commitment to be spent by December 31, 2012. Copper Ridge may increase its interest in the property to 65% by spending an additional $ 2.0 million on exploration by December 31, 2013.

Pursuant to an agreement made in November 2007, the Company acquired the right to earn an interest in certain mining claims, known as the Herbert Glacier. To earn a 100% interest, the Company is required to make the following advance royalty payments:

		(i)	US$24,000 previously paid
		(ii)	US$12,000 on or before November 19, 2009 (paid)
		(iii)	US$12,000 on or before November 19, 2010
		(iv)	US$12,000 on or before November 19, 2011
		(v)	US$20,000 on or before November 19, 2012
		(vi)	US$20,000 on or before November 19, 2013
		(vii)	US$20,000 on or before November 19, 2014
		(viii)	US$20,000 on or before November 19, 2015
		(ix)	US$20,000 on or before November 19, 2016
		(x)	US$20,000 on or before November 19, 2017
		(xi)	US$30,000 on or before November 19, 2018 and every consecutive anniversary thereafter

The property is subject to NSR as follows:

		(i)	3.0% on gold price less than US$400
		(ii)	3.5% on gold price between US$401 and US$500
		(iii)	4.0% on gold price between US$501 and US$600
		(iv)	5.0% on gold price above US$601

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

6.	MINERAL PROPERTIES (Continued)

	(g)	Uranium Properties (Arizona, Utah and Wyoming), United States

Pursuant to a June 2005 agreement with North Exploration LLC, the Company acquired an option to purchase mining claims situated in Arizona, Utah and Wyoming. The Company is required to pay following:

(i) US$165,000 and 600,000 common shares previously paid and issued
(ii) US$135,000 on or before September 6, 2009 (paid)
(iii) US$200,000 on or before September 6, 2010

The agreement is subject to a 2% NSR payable upon commencement of commercial production, which can be reduced to 1% for US$1,000,000.

Pursuant to an August 2006 agreement with Nustar Exploration LLC, the Company leased 18 claims in the Arizona strip district. The Company is required to pay the following:

(i) US$90,000 previously paid
(ii) US$100,000 on or before August 10, 2009 (renegotiated to August 11, 2011).

This agreement is subject to a 4% royalty of which 3% royalty can be bought back for US$500,000.

In September 2008, three anti mining groups filed a lawsuit against the U.S. Secretary of Interior, the U.S. Department of Interior and U.S. Bureau of Land Management for authorizing uranium exploration on one million acres of public land near Grand Canyon. If successful, this legal action could affect the Company’s rights to explore and develop its uranium claims on Arizona strip and economic viability of the Company’s Arizona uranium project. While the Company is not a defendant in the lawsuit, it believes the lawsuit is without legal merit and is pursuing other procedures to protect its interests. The Company is seeking intervener status in any law suit brought forward by these environmental groups.

	(h)	Other Properties

i.	East Durango, Mexico

On September 30, 2008, the Company and EXMIN Resources Inc. entered an agreement allowing the Company to earn a 75% interest in EXMIN’s East Durango Property, Mexico.

Under the terms of the agreement, the Company can earn 75% interest in the East Durango property by spending US$500,000 in exploration before September 30, 2012 plus the following payments:

	(i)	US$20,000 previously paid
	(ii)	US$20,000 in September 30, 2009 (paid)
	(iii)	US$20,000 in September 30, 2010
	(iv)	US$40,000 in September 30, 2011

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

6.	MINERAL PROPERTIES (Continued)

	(h)	Other Properties (Continued)

		ii.	Cave Peak Molybdenum Prospect, United States

Pursuant to an option agreement made in March 2007, the Company may acquire a 100% interest in certain prospect permits. The option payments are as follows:

			(i)	US$160,000 previously paid
			(ii)	US$70,000 on or before March 27, 2010
			(iii)	US$150,000 on or before March 27, 2011
			(iv)	US$220,000 on or before March 27, 2012

This property is subject to a production royalty of 6.5% .

iii.	Willow Creek Molybdenum Prospect, United States

On November 24, 2008, the Company secured an option with the Willow Creek Discovery Group, LLC to acquire 100% of the Willow Creek porphyry molybdenum prospect in south-western Montana. The Company has the right to earn a 100% interest in the property by making the following AMR payments to the Willow Creek Discovery Group totalling US$2,605,000 over a six-year period and issuing 200,000 common shares of the Company:

	(i)	US$75,000 paid and 100,000 shares issued previously
	(ii)	US$30,000 on October 11, 2009 (renegotiated and paid)
	(iii)	US$150,000 or US$50,000 and additional 100,000 shares on October 11, 2010
	(iv)	US$150,000 on October 11, 2011
	(v)	US$350,000 on October 11, 2012
	(vi)	US$750,000 October 11, 2013
	(vii)	US$1,000,000 October 11, 2014

iv.	Copper Canyon Project, United States

Pursuant to an agreement made in November 2007, the Company acquired the right to earn an interest in certain mining claims, known as the Copper Canyon Project in Mineral County, Nevada. To earn a 100% interest, the Company is required to make staged payments by November 6, 2011 as follows:

	(i)	US$50,000 previously paid
	(ii)	US$35,000 on or before November 6, 2009 (renegotiated and paid)
	(iii))	US$190,000 on or before November 6, 2010
	(iv)	US$350,000 on or before November 6, 2011

The property is subject to a 2.5% NSR, 0.5% of which may be purchased by the Company for US$500,000. Should the Company decide to commence commercial production, a payment of US$750,000 is due within five business days from the date the decision is made.

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

6.	MINERAL PROPERTIES (Continued)

	(h)	Other Properties (Continued)

		v.	Gray Hills, United States

Pursuant to an agreement made in July 2007, the Company entered into a lease with an option to purchase certain mining claims, known as the Gray Hills claims in Lyon County, Nevada. To earn a 100% interest, the Company is required to make staged payments as follows:

			(i)	US$60,000 previously paid
			(ii)	US$15,000 on or before December 31, 2009
			(iii)	US$35,000 on or before July 11, 2010
			(iv)	US$40,000 on or before July 11, 2011 and each anniversary until such time the option to purchase the properties is exercised by the Company or the optionee chooses to withdraw from the lease

The Company may exercise its option to purchase at any time, for US$500,000. The property is subject to a 3% NSR, up to 2% of which may purchased by the Company for US$500,000 per 1%.

		vi.	South West Tintic, United States

Pursuant to an agreement made in March 2007, the Company acquired the right to earn an interest in certain unpatented mining claims, which forms part of the S.W. Tintic Claims in Juab County, Utah. To earn a 100% interest, the Company is required to make staged payments totaling US$1,000,000 by February 16, 2018 as follows:

			(i)	US$60,000 previously paid
			(ii)	US$40,000 on or before February 15, 2010
			(iii)	US$50,000 on or before February 15, 2011
			(iv)	US$50,000 on or before February 15, 2012
			(v)	US$100,000 on or before February 15, 2013
			(vi)	US$100,000 on or before February 15, 2014
			(vii)	US$100,000 on or before February 15, 2015
			(viii)	US$250,000 on or before February 15, 2016
			(iv)	US$250,000 on or before February 15, 2017

Alternatively, the Company may acquire the property at any time by paying US$1,000,000 less any previously paid amounts. The property is subject to a 2% NSR, 1% of which the Company may purchased for US $1,000,000.

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

6.	MINERAL PROPERTIES (Continued)

(h)    Other Properties (Continued)

vi.    South West Tintic, United States (Continued)

Pursuant to another agreement made in August 2007, the Company acquired the right to earn an interest in further unpatented mining claims, which also form part of the S.W. Tintic Claims in Juab County, Utah. To earn a 100% interest, the Company is required to make following payments:

(i)	US$534,410 previously paid
(ii)	US$275,000 promissory note on or before August 29, 2009 (paid).

The US$550,000 promissory note has a term of two years, with no interest. The Company has guaranteed full payment of this note. The Company repaid US$275,000 on August 29, 2008. In July 2009, the Company entered into an agreement with Freeport McMoRan Exploration Corporation (“Freeport”) for this property. In the terms of the agreement, Freeport has the exclusive right and option to acquire a 70% ownership interest in this property by making the remaining US$275,000 property payment (paid) and spending US$4.725 million on the exploration over four years.

vii.   Wassuk Copper Project (formerly Majuba Hill), United States

Pursuant to an agreement made in December 2007, the Company acquired the right to earn an interest in certain mining claims, known as the Majuba Hill in Mineral County, Nevada. To earn a 100% interest, the Company is required to make staged payments totaling US $3,000,000 by December 10, 2015 as follows:

(i)	US$200,000 previously paid
(ii)	US$100,000 on or before December 10, 2009
(iii)	US$250,000 on or before December 10, 2010
(iv)	US$250,000 on or before December 10, 2011
(v)	US$500,000 on or before December 10, 2012
(vi)	US$500,000 on or before December 10, 2013
(vii)	US$500,000 on or before December 10, 2014
(vii)	US$700,000 on or before December 10, 2015

The Company must also incur cumulative US$1,000,000 in exploration expenditures by December 10, 2012. Should the Company incur less than US$1,000,000 the Company must pay the shortfall to the vendor by December 10, 2012.

On commencement of mining operations the property is subject to a 3% NSR, 1% of which the Company may purchase for US$1,000,000.

In addition, other properties include Big Bar, Carbon County, and Peg Leg properties in the United States, and Jaboncillos, Cerro Blanco, Inde Durango, La Reforma, Carolina, and Azafranes properties in Mexico. All these properties are in the initial stages of exploration.

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

6.	MINERAL PROPERTIES (Continued)

(i)    Realization

The Company’s investment in and expenditures on mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in the assets is dependent on establishing legal ownership of the property interest, on the attainment of permitting and then successful commercial production or from the proceeds of its disposal. The recoverability of the amounts shown for the mineral property interest is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the property interest, and upon future profitable production or proceeds from the disposition thereof.

(j)    Title

Although the Company has taken steps to ensure the title to the mineral property in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures may not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

(k)    Environmental

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral property interest, the potential for production on the property may be diminished or negated.

7.	CONVERTIBLE NOTES

In January 2009, the Company completed a private placement raising total gross proceeds of US$3,787,973 (December 31, 2008 US$2,619,673). Pursuant to the terms of the private placement, the Company issued 6,313,291 units; each unit comprises one convertible promissory note (“Notes”) and one common share purchase warrant maturing 24 months from date of issuance or upon conversion or redemption. Interest is payable in cash or in common shares at maturity (November 27, 2010, December 18, 2010, and January 15, 2011) or conversion dates at a rate of 10%. US$52,200 financing costs were paid in January 2009.

The Notes provide the following terms as to conversion or redemption:

Conversion by Holder

At any time after four months from the date of issue, the Notes are convertible by the holder into common shares in the ratio of US$0.60 of Note converted into one common share. Any interest payable will be converted into common shares of the Company at a rate equal to the US dollar equivalent of the market price for such shares on the date of such conversion.

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

7.	CONVERTIBLE NOTES (Continued)

Redemption by Company

(a)

If at any time starting four months after the issuance of the Notes and prior to the date of redemption or conversion, the Company’s common shares shall have achieved or exceeded a closing price of US$0.75 for a 10-day consecutive trading period, the Notes outstanding shall automatically be deemed to have been redeemed and converted into common shares in the ratio of US$0.60 of Note redeemed to one common share. Any interest payable will be converted into common shares of the Company at market price for such shares on the date of such redemption; or

(b)	The Company may at any time prior to conversion redeem the Notes by paying to the holders the principal amount of a Note together with interest at 15% to the date of such redemption.

One whole non-transferable warrant allows the holder the right to purchase one common share at a price of US$0.75. The warrants expire 24 months from date of issuance. The warrants contain a provision that in the event the Company’s common shares trade at a closing price of greater than US$1.00 per share for a period of 10 consecutive days at any time after issue of the warrant, the Company may accelerate the expiry date of the warrants by providing notice to the holders thereof and in such case the warrants will expire on the thirtieth day after notice.

The Notes are classified as a liability, less the portion relating to the conversion feature which is classified as a component of shareholders’ equity. Financing costs associated with the Notes were prorated between the liability and equity components of the Notes. Financing costs allocated to the liability portion of the Notes were deferred and are being expensed over the term of the Notes. The financing costs relating to the equity portion have been recorded as a cost of issue against the value of equity portion of the Notes.

During the period end, US$80,000 notes were converted and US$4,562 interest was paid. As of September 30, 2009, the net value assigned to the liability component of the Notes was $4,069,229, using an effective interest rate of 15%:

	September 30, 2009	December 31, 2008
Liability component of convertible notes – beginning of period	$2,953,370	$–
Present value of convertible notes on issue	1,356,114	2,929,161
Interest on debt	296,911	24,209
Additional debt accretion	131,865	–
Conversion of convertible notes	(88,787)	–
Foreign exchange revaluation	(580,244)	–
Liability component of convertible notes – end of period	$4,069,229	$2,953,370

Equity component of convertible notes – beginning of period	$259,164	$–
Equity component of convertible notes on issue	119,986	259,164
Conversion of equity component of convertible notes	(7,338)	–
Equity component of convertible notes – end of period	$371,812	$259,164

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

8.	SHARE CAPITAL

	(a)	Common stock: authorized - unlimited common shares without par value.

During the nine months ended September 30, 2009, the Company issued 9,666,206 units at $0.60 per unit pursuit a private placement closed on September 29, 2009. Each unit is comprised of one common share and one non- transferable share warrant at an exercise price of $0.75 for a period of two years. 42,000 units and $60,292 cash payment are made for the finders’ fees related to this private placement.

On September 30, 200, the Company announced another non-brokered private placement consisting of up to 5,000,000 units, subsequently increased to 6,000,000 units, at $0.60 per unit. $136,068 funds received related to this private placement was recorded as commitment to issue shares. See Note 15 Subsequent Events.

	(b)	Share Purchase Warrants

	September 30, 2009		December 31, 2008
		Weighted		Weighted
	Number of	Average	Number of	Average
	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding, beginning of the year	6,104,041	$1.83	–	$–
Issued:
Private placement	9,666,206	$0.75	1,741,250	$4.13
Convertible notes	1,950,500	$0.80	4,362,791	$0.91
Exercised	(1,600,000)	$0.65	–	$–
Expired	(141,250)	$0.65	–	$–
Outstanding, end of the period	15,979,497	$0.77	6,104,041	$1.83

On June 15, 2009, the Company amended the exercise price of 1,741,250 warrants issued in April 2008 from US$4.20 to US$0.60. A notice was given to the holders in August 2009 due to the market price of the shares being above $0.75 for the prescribed period. 1,600,000 warrants were exercised (US$960,000) and the balance expired. As a result of the re-pricing, $84,115 expense was recorded to contributed surplus using the Black-Scholes option pricing model with the following weighted average assumptions: volatility 60.4%, risk-free interest rate 1.05%, expected life 0.33 years, and expected dividend yield 0%.

(c)	Stock Options

As at September 30, 2009, the Company had a stock option plan (the “Plan”) allowing for the reservation of common shares issuable under the Plan to a maximum 10% of the number of issued and outstanding common shares of the Company at any given time. The term of any stock option granted under the Plan may not exceed five years and the exercise price may not be less than the closing price of the Company’s shares on the last business day immediately preceding the date of grant, less any permitted discount.

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

8.	SHARE CAPITAL (Continued)

	(c)	Stock Option (Continued)

On an annual basis, the Plan requires approval by the Company’s shareholders and submission for regulatory review and acceptance. Stock options are exercisable once they have vested under the terms of the grant. A summary of the Company’s options is presented below:

	September 30, 2009		December 31, 2008
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of the year	7,200,500	$2.56	5,559,500	$1.99
Granted	–	$–	2,390,000	$3.31
Expired	(108,300)	$1.94	–	$–
Exercised	(60,200)	$0.55	(749,000)	$4.00
Forfeited	(10,000)	$3.30	–	$–
Outstanding, end of period	7,022,000	$2.59	7,200,500	$2.56

The following summarizes information about the stock options outstanding and exercisable at September 30, 2009:

Options Outstanding				Options Exercisable
		Weighted			Weighted	Average
	Weighted	Average			Average	Remaining
	Average	Remaining			Exercise	Contractual
Number	Exercise Price	Contractual Life	Expiry Date	Number	Price	Life
270,000	$0.35	0.85	August 9, 2010	270,000	$0.35	0.85
200,000	$0.40	1.27	January 9, 2011	200,000	$0.40	1.27
125,000	$1.04	1.48	March 27, 2011	125,000	$1.04	1.48
75,000	$1.00	1.63	May 19, 2011	75,000	$1.00	1.63
100,000	$1.12	1.69	June 12, 2011	100,000	$1.12	1.69
1,431,000	$1.55	1.82	July 28, 2011	1,431,000	$1.55	1.82
100,000	$1.55	1.89	August 23, 2011	100,000	$1.55	1.89
100,000	$1.50	1.98	September 25, 2011	100,000	$1.50	1.98
100,000	$2.05	2.21	December 18, 2011	100,000	$2.05	2.21
75,000	$2.65	2.22	January 11, 2012	75,000	$2.65	2.22
25,000	$2.70	2.39	February 21, 2012	25,000	$2.70	2.39
1,971,000	$3.33	2.80	July 20, 2012	1,971,000	$3.33	2.80
80,000	$3.33	2.85	August 7, 2012	80,000	$3.33	2.85
200,000	$3.45	3.49	March 31, 2013	200,000	$3.45	3.49
2,170,000	$3.30	3.71	June 19, 2013	1,761,650	$3.30	3.71
7,022,000	$2.59	2.69		6,613,650	$2.54	2.63

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

8.	SHARE CAPITAL (Continued)

(c)	Stock Option (Continued)

The number of options granted and the fair value of options expensed included in the statements of operations are as follows:

	September 30, 2009		September 30, 2008
	Number		Number
	of Options	Stock–based	of Options	Stock–based
	Granted	Compensation	Granted	Compensation

Consulting	–	$449,464	975,000	$668,346
Directors and officers	–	363,059	1,095,000	1,357,682
Employees	–	170,118	320,000	402,527
Total	–	$982,641	2,390,000	$2,428,555

The fair value of options granted was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	September 30, 2009	December 31, 2008	September 30, 2008
Risk–free interest rate	–	3.84%	3.84%
Expected share price volatility	–	85.79%	85.79%
Expected option life in years	–	3.0	3.0
Forfeiture rate	–	0%	0%
Expected dividend yield	–	0%	0%

9.	RELATED PARTY TRANSACTIONS

The Company had the following related party transactions during the period ended September 30, 2009:

(a)

$365,711 service fees (September 30, 2008 - $442,468) were charged by a private firm of which a director is the principal for administration, accounting, office space, and corporate secretarial services. As of September 30, 2009, $87,280 (December 31, 2008 - $47,218) was still owing (Note 10 (b)).

	(b)	$34,927 CFO fees (2008 - $42,833) were charged by a company of which the CFO is the principal. As of September 30, 2009, $3, 828 (December 31, 2008 - $nil) was still owing.

	(c)	$9,456 legal fees (2008 - $9,707) were charged by a law firm of which a director is the principal. As of September 30, 2009, $nil (December 31, 2008 - $1,960) was still owing.

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

9.	RELATED PARTY TRANSACTIONS (Continued)

(d)

On March 17, 2009, the Company borrowed US$200,000 from the CEO at an annual interest rate of 4.5% due within one year. As of September 30, 2009, the principal and interest owing was $219,367. In addition, the CEO also advanced US$400,000 ($428,280) to the Company without any interest.

The above transactions are conducted in the normal course of business and were measured at the amount of consideration established and agreed by the parties.

10.	COMMITMENTS

The Company has the following commitments in respect to mineral option payments and office leases:

	Mineral Property	Office
	(cash payment) (a)	Lease (b)
			Total
Year ending December 31, 2009	418,376	37,500	455,876
Year ending December 31, 2010	3,642,521	150,000	3,792,521
Year ending December 31, 2011	1,356,577	150,000	1,506,577
Year ending December 31, 2012	1,370,496	75,000	1,445,496
Year ending December 31, 2013	1,632,818	–	1,632,818
Year ending December 31, 2014	1,921,907	–	1,921,907
Year ending December 31, 2015	958,277	–	958,277
Year ending December 31, 2016	369,392	–	369,392
Year ending December 31, 2017	369,392	–	369,392
Year ending December 31, 2018	112,424	–	112,424
	$12,152,180	$412,500	$12,564,680

(a)

The Company is required to make option payments and other expenditure commitments to maintain the properties and earn its interest. In addition to the cash payment, the Company is required to issue 100,000 common shares for the Willow Creek property in each of 2009 (issued) and 2010.

(b)

During 2007, the Company entered into a service agreement with Manex Resource Group (“Manex”) for its Vancouver office space, administration, and corporate development. The agreement can be cancelled at anytime upon one year’s notice. The current expiry date is June 30, 2012 (Note 9(a)). The Company also had one office lease in Kanab, Utah, and Yerington, Nevada, United States.

(c)

In January 2007, the Company engaged Roman Friedrich & Company Ltd. (“Roman”) to provide financial and advisory services to the Company. The retainer fee was $15,000 per month of which 50% was paid in cash and 50% was payable in common shares of the Company. The agreement was amended to $7,500 per month commencing September 1, 2009 payable solely in shares of the Company. As of September 30, 2009, $37,500 was due in shares of the Company.

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

11.	CAPITAL MANAGEMENT

The Company’s objective in managing its capital is to maintain the ability to continue as a going concern and to continue to explore on various properties for the benefits of its stakeholders.

The Company’s capital includes the component of shareholders’ equity and convertible notes. Capital requirements are driven by the Company’s exploration activities on its mineral property interests. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place setting out the expenditures required to meet its strategic goals. The Company compares actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

12.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Cash Items
Interest received	$572	$17,572	$925	$53,169
Interest paid	$–	$–	$–	$–
Income tax paid	$–	$–	$–	$–
Non–Cash Items
Mineral property cost included in accounts payable	$206,257	$942,370	$206,257	$942,370
Share issue costs	$48,631	$–	$48,631	$–
Shares issued for services	$–	$7,500	$45,000	$67,500
Shares issued for mineral property	$–	$–	$50,000	$–

13.	SEGMENT INFORMATION

The Company has one business segment, the exploration of mineral properties. The Company’s major non-current assets are distributed by geographic locations as follows:

	September 30, 2009				December 31, 2008
		Mineral	Reclamation			Mineral	Reclamation
	Equipment	Property	Bond	Total	Equipment	Property	Bond	Total
Canada	$6,273	$–	$–	$6,273	$9,563	$–	$–	$9,563
Mexico	45,785	7,177,348	–	7,223,133	59,875	6,873,055	–	6,932,930
U.S.A	102,363	27,966,109	275,793	28,344,266	138,584	26,012,016	317,704	26,468,304
Total	$154,421	$35,143,457	$275,793	$35,573,672	$208,022	$32,885,071	$317,704	$33,410,797

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

14.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ from United States GAAP, as described below:

(a)

Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with SEC Industry Guide 7, which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of pre- feasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained. To date no exploration expenses have been capitalized under US GAAP.

The Company has adopted EITF 04-02 and separately reports the aggregate carrying amount of mineral rights. Mineral rights include an option for the Company to acquire the rights to extract and retain at least a portion of the benefits from the mineral deposits. Acquisition costs include cash and the fair market value of common shares for the mineral rights. These capitalized costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned, or when an impairment of value has occurred.

(b)

Under US GAAP, convertible debt instruments are classified as debt until converted to equity, whereas under Canadian GAAP, the proceeds of the convertible debt instrument have been allocated to both debt and equity components. In addition, under US GAAP, debt instruments issued with detachable warrants are allocated between a debt and equity component based on the relative fair value of each component, whereas under Canadian GAAP the residual method has been adopted. Any resulting debt component is accreted over time to its face value with the interest and accretion expense charged to the statement of operations.

Under US GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the commitment date. Under US GAAP no value has been assigned to the conversion feature of the convertible note although a value has been assigned to the detachable warrants and thus, there is a difference in values assigned to the debt and equity components between Canadian and US GAAP which amount is accreted over the life of the convertible notes.

The effect of the principle measurement differences on the Company’s consolidated financial statements is quantified below:

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

14.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP (Continued)

Reconciliation of consolidated balance sheets:

	September 30, 2009	December 31, 2008
Total assets – Canadian GAAP	$40,466,871	$34,397,289
Expensed expenditures on mineral properties	(27,375,777)	(25,509,673)
Total assets – US GAAP	$13,091,094	$8,887,616

Total liabilities – Canadian GAAP	$5,326,676	$4,444,281
Less the equity component of warrants attached to
convertible notes	(232,237)	(176,961)
Total liabilities – US GAAP	5,094,439	4,267,320

Total shareholders equity – Canadian GAAP	35,140,195	29,953,008
Equity component of warrants attached to convertible
notes, less interest	282,974	176,961
Foreign exchange on convertible notes	(50,737)	–
Expenditures on mineral properties	(27,375,777)	(25,509,673)
Total equity under US GAAP	7,996,655	4,620,296

Total Liability and Shareholders Equity per US GAAP	$13,091,094	$8,887,616

Reconciliation of consolidated statements of operations and deficit:

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Loss for the period – Canadian GAAP	$(626,460)	$(937,621)	$(3,079,160)	$(5,072,084)
Expenditures on mineral properties	(737,990)	(3,898,251)	(1,866,104)	(9,780,160)
Interest expense on convertible notes	(55,643)	–	(149,420)	–
Net loss for the period – US GAAP	(1,420,093)	(4,835,872)	(5,094,684)	(14,852,244)

Deficit, Beginning of period – US GAAP	(57,816,709)	(44,920,423)	(54,142,118)	(34,904,051)
Deficit, end of period – US GAAP	$(59,236,802)	$(49,756,295)	$(59,236,802)	$(49,756,295)

Net loss per common share – Canadian GAAP	$(0.01)	$(0.01)	$(0.04)	$(0.06)
Net loss per common share – U.S. GAAP	$(0.02)	$(0.06)	$(0.06)	$(0.17)
Weighted average number of shares outstanding	88,165,444	86,649,405	87,778,707	85,922,462

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian Dollars)

14.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP (Continued)

Reconciliation of statements of cash flows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008
Operating activities – Canadian GAAP	$(755,096)	$(722,793)	$(879,476)	$(2,914,580)
Adjustments for mineral expenditures	(58,418)	(3,898,251)	(1,866,104)	(9,780,160)
Cash used in operating activities – US GAAP	(813,514)	(4,621,044)	(2,745,580)	(12,694,740)
Investing activities – Canadian GAAP	(1,200,361)	(3,998,304)	(2,998,997)	(10,566,142)
Reclassification of expenditures on mineral
properties	58,418	3,898,251	1,866,104	9,780,160
Cash used in investing activities – US GAAP	(1,141,943)	(100,053)	(1,132,893)	(785,982)
Cash provided by financing activities – Canadian
& US GAAP	6,666,847	(215,469)	8,110,327	10,700,496
(Decrease) increase in cash during the period	4,711,390	(4,936,566)	4,231,854	(2,780,226)
Cash, beginning of period	45,054	5,546,240	524,590	3,389,900
Cash, end of period – US GAAP	$4,756,444	$609,674	$4,756,444	$609,674

15.	SUBSEQUENT EVENTS

The following events occurred subsequent to September 30, 2009:

a)

On October 28, 2009, the Company closed its non-brokered private placement announced on September 30, 2009 and updated on October 8, 2009 by issuing 5,603,204 units (including 72,000 units for finders’ fees) at a price of $0.60 for gross proceeds of $3,361,922. Each unit is comprised of one common share and one non-transferable share warrant at exercisable at a price of $0.75 for a period of two years. $80,928 finders’ fees were paid.

b)

The NYSE Amex staff has informed the Company that it has resolved certain of the NYSE Amex listing deficiencies reported via news release on May 21, 2009. However, the Company will need to demonstrate conformance with continued listing standards for two consecutive quarters before November 18, 2010.

c)	The Company received one million share certificate of Copper Ridge Exploration Ltd. in relation to the Company’s Duke Island property in Alaska, United States.
d)	US$225,000 property option payments were made.
e)	The US$400,000 advance from the President and CEO was repaid.

16.	COMPARATIVE FIGURES

Certain 2008 comparative figures have been reclassified to conform to the current period’s presentation.